Exhibit 99.3

IQM Quantum computers PLC APPROVED BY THE BOARD SEPTEMBER 29, 2026 terms and conditions for the performance share plan 2026–2032

IQM QUANTUM COMPUTERS PLC	29 SEPTEMBER 2026

1 GENERAL DEFINITIONS

(1)	Board	means the Board of Directors of the Company.

(2)	Company	means IQM Quantum Computers Plc.

(3)	Employment / to be Employed	means a Participant’s employment or a position as the CEO/Managing Director of a Group Company or as an equivalent employee with an authorized Employer of Record (EOR) provider for the benefit of a Group Company.

(4)	Employment Contract	means the contract governing the Employment.

(5)	Group	means the Company and its subsidiaries collectively.

(6)	Group Company	means the Company or any of its subsidiaries individually.

(7)	Participant	means a person belonging to the target group of a Performance Period.

(8)	Performance Period	means a period during which Rewards can be earned based on performance.

(9)	Plan	means the Performance Share Plan 2026–2032.

(10)	Regulated Market	means Nasdaq Helsinki Stock Exchange.

(11)	Reward	means a conditional reward which will be or has been earned or accrued within the Plan from time to time.

(12)	Reward Shares	means the Shares to be received as a Reward.

(13)	Share	means the share of the Company.

(14)	Share Unit	means a unit which entitles to receive one Share.

(15)	Taxes	mean any mandatory taxes and statutory employee social security contributions to be paid or withheld based on the payment of the Reward from the Plan, in accordance with the relevant laws in force.

(16)	Terms	means these terms and conditions, governing the Plan and their potential appendices and amendments from time to time.

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IQM QUANTUM COMPUTERS PLC	29 SEPTEMBER 2026

2 BACKGROUND AND OBJECTIVES

The Board has on September 29, 2026 resolved to launch the Plan. The Plan is established to form a part of the incentive and commitment program directed to the employees of the Group. The aim is to align the objectives of the Company’s shareholders and employees for increasing the value of the Company in the long term, to retain key employees for the Company and to offer them a competitive incentive scheme that is based on earning and accumulating Shares.

3 PERFORMANCE PERIOD

The Plan comprises three (3) four-year (4-year) Performance Periods. The Performance Periods commence on 1 July and end on 30 June in the years of 2026–2030, 2027–2031 and 2028–2032 respectively. The Board resolves on the details and performance criteria for Performance Periods annually.

4 TARGET GROUP

(1)

The Board resolves on the Participants for a Performance Period. Participation in a Performance Period means participation in, and for the duration of, a single Performance Period only, unless the Board resolves otherwise. A Participant must be Employed by a Group Company or as an equivalent employee with an authorized Employer of Record (EOR) provider for the benefit of a Group Company. Becoming a Participant does not affect the terms of the Participant’s Employment. Any Reward potentially paid out from the Plan does not constitute a part of the terms of Employment or salary.

(2)

During a Performance Period, the Board may resolve on including a new Participant in the Plan, or on excluding an existing Participant from the Plan with immediate effect due to the Participant’s misconduct.

5 PERFORMANCE PARAMETERS

5.1 Performance Criterion

Performance Criterion means a financial, strategic or any other criterion set by the Board as a basis for measuring the Group’s, any Group Company’s and/or Participant’s performance. A single Performance Criterion or several Performance Criteria may be applied in a Performance Period. The Board resolves on the weights and the measurement periods of the Performance Criteria.

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IQM QUANTUM COMPUTERS PLC	29 SEPTEMBER 2026

5.2 Performance Levels

Performance Levels means the required thresholds of the Performance Criteria set by the Board, based on which the amount of the Reward is determined. Performance Levels include minimum (threshold) performance level, target performance level and maximum performance level.

5.3 Adjustments

(1)

The Board may adjust the Performance Criteria, the weights and the measurement periods of the Performance Criteria and/or Performance Levels (collectively: Parameters) due to an occurrence of a significant event during a Performance Period.

(2)

Significant event may be e.g. a merger, an acquisition or a divestment, a considerable investment, an incidental capital gain or loss, a rearrangement or any other circumstance that could not be considered upon setting of the Parameter and may have a substantial impact on such Parameter that prevents it from functioning as intended.

6 REWARD

6.1 Maximum Reward

(1)

Maximum Reward means a maximum amount of Reward a single Participant may earn from a Performance Period. The Board resolves on the Maximum Reward for each Participant. The Maximum Reward is expressed as a gross number of Share Units before the deduction of a cash proportion needed for covering any applicable Taxes arising from the Reward to a Participant. A Participant is notified of their Maximum Reward as soon as practically possible after the Board has resolved on it.

(2)

If a new Participant joins the Plan during a Performance Period, the Board may resolve on their Maximum Reward so that the amount of the Maximum Reward reflects the duration of the Employment with the Group Company during the Performance Period, or in another manner deemed equitable by the Board.

6.2 Determination and confirmation of Reward

(1)

The amount of the Reward earned from a Performance Period is determined by the achievement of the Performance Levels. The Board confirms the earned Reward as soon as practicable after the end of the Performance Period, and in any event within five (5) months after the Performance Period has ended.

(2)

The confirmed Reward is expressed as a gross number of Shares before the deduction of Taxes. If the number of Shares is not an integer before the confirmation, the number is rounded upwards to the nearest integer if the fraction of the amount equals or exceeds 0.5 and rounded downwards to the nearest integer in all other cases.

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IQM QUANTUM COMPUTERS PLC	29 SEPTEMBER 2026

6.3 Taxes

(1)

The payable Reward consists of Reward Shares, remaining after the deduction of a cash proportion. The cash proportion is required for covering Taxes. The Company determines the ratio between the Share proportion and cash proportion, e.g. on a country-specific, individual or personnel group basis.

(2)

In those countries where a Group Company has an obligation to withhold Taxes arising from a Reward to a Participant, the Group Company withholds and pays Taxes by using the cash proportion of the Reward, according to laws in force. Taxes to be covered with the cash proportion may include e.g. income tax according to the applicable withholding tax rate and transfer tax.

(3)	In those countries where a Group Company has no obligation to withhold Taxes arising from a Reward to a Participant, the Company has the right to pay the Reward fully in Shares.

(4)	Despite any withholding of Taxes by a Group Company, each Participant is personally liable for any final and residual personal Taxes based on the Reward, according to laws in force.

(5)

The Reward is not regarded as pensionable salary and it does not result in pension accrual, unless otherwise required by mandatory provisions of laws in an individual country in which a Participant resides.

6.4 Reward payment

(1)	The Reward will be paid as soon as possible after the end of a Performance Period, and in any event within six (6) months after the Performance Period has ended.

(2)

Upon payment, Reward Shares are registered in a Participant’s Finnish book-entry account. The values of the Reward Shares are determined on the basis of the Share price on the book-entry registration date of the Reward Shares.

(3)

The Share price for tax purposes and determining the cash proportion is calculated as the trade volume weighted average quotation of the Share on the Regulated Market of the stock exchange transactions closed on the book-entry registration date of the Reward Shares. If the book-entry registration date is not a trading day or if the Share has not been traded on the book-entry registration date, the trading day immediately predating the book-entry registration date of the Reward Shares will be used instead of the book-entry registration date.

6.5 General Reward clauses

(1)

The right to a Reward is personal and it may not be sold, transferred, pledged or otherwise assigned. Any Reward is paid to a Participant, or in the event of the Participant’s death, to the estate or heir or beneficiary of the Participant.

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IQM QUANTUM COMPUTERS PLC	29 SEPTEMBER 2026

(2)

Upon Reward payment, the Board may resolve that the Company pays the Reward fully or partly in cash (for other reasons than covering Taxes) using the value of the trade volume weighted average quotation of the Share on the Regulated Market of the calendar month preceding the Reward payment date, or other value deemed equitable by the Board. If the Reward is to be paid fully or partly in cash:

(a)	the Board will have the right to obligate a Participant to acquire Shares with the net proportion of the paid Reward; and

(b)

the Company’s Leadership Team member’s Share Holding Obligation, as set out in Section 8, will be applied to the Shares acquired with such net proportion of the paid cash Reward in a manner resolved by the Board.

6.6 Adjusting Reward, postponing Reward payment and clawback of Reward

(1)	The Board may, for special reasons, adjust a Reward upwards or downwards based on a Participant’s outstanding or exceptional contribution or default.

(2)

The Board has the right to reduce a Reward and/or postpone the payment of a Reward to a later date that better suits the Company if e.g. any events or circumstances beyond the Company’s reasonable control (e.g. changes in the market or economy) or other exceptional events would lead the Reward payment to cause a harmful or unreasonable outcome for the Company or the Participant.

(3)	The Board has the right to cancel a Reward fully or partly and/or to recover already paid Rewards:

(a)	if the Group’s financial statements must be amended and such amendment affects or would have affected the amount of the Reward;

(b)	if the achievement of Performance Levels has been manipulated in any way;

(c)	in case of any market manipulation; or

(d)

if a Participant has violated any regulations, guidelines, policies or procedures applicable to the Company’s business or acted against the business interest of the Company or otherwise unethically or has contributed to such conduct by his/her negligence, in each case at the Board’s discretion.

7 SHAREHOLDER RIGHTS TO RECEIVED SHARES

The shareholder rights attaching to Shares registered in a Participant’s book-entry account arise on the date of the book-entry registration.

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IQM QUANTUM COMPUTERS PLC	29 SEPTEMBER 2026

8 SHARE HOLDING OBLIGATION

8.1 Share Holding Obligation

(1)

Share Holding Obligation means that the Company’s Leadership Team member is obliged to hold fifty (50) per cent of the received Reward Shares until the value of the member’s total personal shareholding in the Company corresponds to fifty (50) per cent of the member’s gross salary for the calendar year preceding the payment of the Reward.

(2)

However, the CEO is obliged to hold fifty (50) per cent of the received Reward Shares until the value of the CEO’s total personal shareholding in the Company corresponds to the value of the CEO’s gross salary for the calendar year preceding the payment of the Reward.

(3)

The shareholding amount required under the Share Holding Obligation must be maintained as long as the membership in the Company’s Leadership Team or the position as the CEO continues. The Board may permit exceptions to the Share Holding Obligation and/or set terms diverging from this paragraph for individual Participants.

(4)

Fixed salary, fringe benefits and holiday allowances from the calendar year preceding the Reward payment are included in the calculation of the annual gross salary. Long-term incentives, annual bonus and other variable compensation are not included in the calculation of the annual gross salary.

8.2 Monitoring of Share Holding Obligation

(1)

The Board monitors the fulfilment of the Share Holding Obligation either annually or in shorter intervals. Monitoring is carried out at the time and in a manner resolved by the Board. The Participant’s total shareholding in the Company is taken into account when evaluating the fulfilment of the Share Holding Obligation.

(2)

In order to ensure the fulfilment of the Share Holding Obligation, the Company may apply for a registration of transfer restrictions, and/or other corresponding restrictions, preventing the sale, transfer and/or pledge of both the Reward Shares subject to the Share Holding Obligation and any potential Shares and other quoted securities that have gratuitously been received on the basis of the Reward Shares (collectively: Securities Subject to Share Holding Obligation), on the Participant’s book-entry account, without the Participant’s explicit consent.

(3)

In addition, in order to ensure the fulfilment of the Share Holding Obligation, the Company is entitled to request an account statement from the Participant’s book-entry account operator for the account in which the Shares subject to the Share Holding Obligation are held, without the Participant’s explicit consent.

(4)

By participating in the Plan, the Participant authorises the Company, by virtue of the Terms, to undertake the necessary measures, and undertakes to sign and submit all authorisations, consents and other documents to register these restrictions in their book-entry account, or which may be required to obtain book-entry account statements from the book-entry account operator.

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IQM QUANTUM COMPUTERS PLC	29 SEPTEMBER 2026

9 PREREQUISITE OF CONTINUITY OF EMPLOYMENT

9.1 Termination or cancellation of Employment Contract

(1)	If, before the end of a Performance Period:

(a)	a Participant terminates their Employment Contract;

(b)	a Group Company terminates a Participant’s Employment Contract on a ground other than a Good Leaver Ground, as listed under Section 9.2;

(c)	a Group Company cancels a Participant’s Employment Contract; or

(d)	a Group Company and a Participant conclude a contract governing the termination of Employment and such agreement is based on other grounds than those listed under Section 9.2,

the Participant will be considered a Bad Leaver and the Participant will not be entitled to the Reward. However, the Board may, in these cases, separately resolve on the Participant’s right to the Reward that may have been accrued in the period up to the point of termination or cancellation of the Employment Contract and on the Reward payment date and on other details.

(2)

The date of termination or cancellation of an Employment Contract on any other ground than a Good Leaver Ground refers to the date when the termination or cancellation notice is given or the agreement governing the termination is signed.

(3)

Notwithstanding the foregoing, if the Participant’s Employment ends but the Participant continues to provide services to a Group Company as a consultant, advisor, or in another similar capacity, the Board will separately resolve on the Participant’s right to the Reward.

9.2 Termination of Employment Contract on Good Leaver Grounds

(1)	Good Leaver Grounds comprise the following events/circumstances:

(a)	a Participant’s position ceasing to exist due to a structural change in a Group Company;

(b)	a Participant’s permanent disability;

(c)	a Participant’s statutory retirement, retirement as defined in the Participant’s Employment Contract or retirement as determined by the Company;

(d)	a Participant’s decease; and

(e)	any other events that the Board interprets as a Good Leaver Ground.

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IQM QUANTUM COMPUTERS PLC	29 SEPTEMBER 2026

(2)

If a Participant’s Employment Contract terminates on a Good Leaver Ground before the end of a Performance Period, the Participant will be considered a Good Leaver and the Participant or their estate or heir or beneficiary will be entitled to a Reward confirmed in accordance with Section 6.2. If the Board has not yet confirmed the Reward, the Board will resolve on the amount of the Reward by considering the time elapsed of the ongoing Performance Period and by estimating the achievement of the Performance Levels by the time the Employment Contract terminated. At the beginning of each Performance Period, the Board will determine a method for evaluating the achievement of each Performance Criterion. The Reward will be paid in accordance with the Terms as soon as practicable following such termination, unless the Board resolves otherwise.

(3)	The date of termination of a Participant’s Employment Contract on a Good Leaver Ground refers to the last day of validity of the Participant’s Employment Contract.

9.3 Prolonged absence during Performance Period

In the event of a Participant’s prolonged absence from work which has a significant impact on the Participant’s work contribution during a Performance Period, the Board may resolve to deduct such Participant’s Reward for the Performance Period by a proportion which is deemed equitable by the Board.

9.4 Change of position during Performance Period

If a Participant is transferred to a new position within the Group during a Performance Period, the Board may adjust the amount of the Participant’s Maximum Reward for the ongoing Performance Period upwards or downwards to align the Maximum Reward with the level typically applied in the Participant’s new role.

10 ADJUSTMENTS IN CERTAIN CASES

10.1 Dividend and other distribution of assets

If, after the beginning of a Performance Period and before the payment of a Reward, the Company resolves to:

(a)	distribute dividends or assets from reserves of unrestricted equity;

(b)	reduce its share capital by distributing share capital to the shareholders; or

(c)	reduce its share premium fund by distributing funds from the share premium fund to the shareholders;

in each case in deviation from the Company’s normal practice, the Board may resolve on the adjustment to the amount of Rewards in an equitable manner. In addition, the Board may resolve on potential adjustments to the Performance Levels, if necessary.

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IQM QUANTUM COMPUTERS PLC	29 SEPTEMBER 2026

10.2 Acquisition of own Shares

(1)	Directed acquisition or redemption of the Company’s own shares or directed acquisition of stock options or other special rights entitling to Shares does not affect the Plan.

(2)

If, before the payment of a Reward, the Company resolves to redeem a given proportion of the Shares of all shareholders (Reverse Share Split), in accordance with Chapter 15 Section 9 of the Finnish Limited Liability Companies Act, the Rewards will be adjusted accordingly by decreasing the number of Shares Units. In addition, the Board may resolve on potential adjustments to the Performance Levels, if necessary.

10.3 Share issues

(1)	If, after the beginning of a Performance Period and before the payment of a Reward, the Company resolves on:

(a)	an issue of Shares; or

(b)	an issue of stock options or other special rights entitling to Shares,

in each case in a way that the shareholders have pre-emptive subscription rights, including an increase of the existing number of shares by a pre-determined multiplier (Share Split), the Rewards will be adjusted by multiplying the number of Share Units of the Reward by the share issue multiplier, or as otherwise deemed equitable by the Board. In addition, the Board may resolve on potential adjustments to the Performance Levels, if necessary.

10.4 Corporate Events

(1)	Corporate Event means any of the following events:

(a)	a partial demerger, a divestment, a transfer of business, or any other corporate rearrangement or event that the Board interprets as a corporate event;

(b)	an external shareholder’s ownership in the Company reaches the amount of at least fifty (50) per cent of the outstanding Shares and the votes of the Shares (Change of Control);

(c)	the Company resolves to merge with another company as a merging company or with a company to be formed in a combination merger;

(d)	the Company resolves on a full demerger; or

(e)

a redemption right and obligation to all of the Company’s shares, as referred to in Chapter 18 Section 1 of the Finnish Limited Liability Companies Act (624/2006, as amended), arises to any of the shareholders, on the basis that a shareholder possesses over 90 per cent of the shares and the votes of the shares of the Company.

(2)	A Corporate Event is deemed to have occurred at signing of the final agreement considering the completion of the Corporate Event, unless otherwise determined by the Board.

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IQM QUANTUM COMPUTERS PLC	29 SEPTEMBER 2026

(3)

The Board determines in each case whether the event is interpreted as a Corporate Event. If a Corporate Event occurs after the beginning of a Performance Period and before the payment of a Reward, the Board determines whether and in which manner the Corporate Event will affect the ongoing Plan, and which Participants will be affected by the Corporate Event. The Board may resolve on following consequences or a combination thereof (not limited to them):

(a)

Accelerated termination of the Plan and accelerated payment of Rewards. The Plan may terminate in its entirety or only for selected Participants. The Board resolves on a Participant’s right to a Reward, as follows:

(i)

a Participant is entitled to a Reward confirmed in accordance with Section 6.2. If the Board has not yet confirmed a Reward, the Participant is entitled to such an amount of the Reward that the Board deems equitable e.g. by taking into account the time elapsed of the ongoing Performance Period and by estimating the achievement of the Performance Levels at the time of the Corporate Event;

(ii)	whether Rewards are paid in combination of Shares and cash, or fully in cash;

(iii)	a calculation formula for Rewards and a conversion rate of Rewards into cash, as applicable;

(iv)

whether Rewards are paid in the original schedule of the Plan or on a date resolved by the Board, e.g. after a transition period determined by the Board to secure a successful implementation of the Corporate Event; and

(v)	termination of the Share Holding Obligation, as set in Section 8;

(b)

Participant’s right to participate in a new corresponding plan of a new company. Participants may have a right to participate in a corresponding plan of the new company, in the manner determined in the draft terms of the merger or demerger, or in the manner as otherwise determined by the Board in a fair and equitable manner; or

(c)	The Plan continues unchanged, or it will be amended. The potential amendments may be related to e.g.:

(i)	Performance Criteria and Performance Levels; and/or

(ii)	Reward allocations and/or grants.

(4)	However, in case of merger, as defined in Section 10.4(1)(c), full demerger and redemption right and obligation, the Plan will expire.

(5)

If the Participant’s Employment terminates after the Corporate Event has occurred but before a payment of Reward from the ongoing Performance Period and the Corporate Event affects the Participant, such Participant will be considered a Bad Leaver only if the Participant terminates their Employment Contract or the Company is entitled to cancel the Participant’s Employment Contract based on the statutory provisions of the Finnish Employment Contract Act (55/2001, as amended), or outside Finland, grounds similar to those (e.g. serious breach or neglect of obligations under the Employment Contract or any governing law). Otherwise, the Participant is treated as a Good Leaver in accordance with the Section 9.2 regarding the Reward payment from the relevant Performance Period.

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11 PLAN ADMINISTRATION

(1)	The Board monitors the Plan and resolves on all matters relating thereto. The Board may delegate its rights and powers.

(2)

If needed for the purposes of the Plan, the Board may request an authorisation from the General Meeting of Shareholders to resolve on an acquisition of own shares or an issuance of Shares, in accordance with the Finnish Limited Liability Companies Act.

12 NOTICES

Any notices and notifications regarding the Plan may be delivered to the Participants by mail or e-mail or any other means of electronic communication. The notices and notifications are deemed received on the 10th business day after mailing, or on the date of electronic transmission.

13 DATA PROTECTION

The Company processes the Participants’ personal data for the purposes of operating the Plan in accordance with applicable data protection laws and regulations and the Company’s privacy policy for employees. More information on the processing of personal data can be obtained from the Company’s personnel department.

14 AMENDMENT OF TERMS

(1)

During a Performance Period, the Board may, at its sole discretion, resolve on amendments or corrections to the Terms or deviations from the Terms (jointly: Amendments). The Amendments may relate to e.g. individual Participants, Participants residing in a specific country or Participants in general. The Amendments may be applied to the Plan or the Terms if such action is necessary or advisable to comply with any applicable laws, regulations, taxation practices and/or changes thereof. In addition, Amendments may be applied in order to mitigate, avoid or eliminate the impact of increased costs resulting from any applicable laws, regulations, taxation practices and/or changes thereof (however, not limited to these). Amendments may be applied with retroactive effect from the beginning of a Performance Period. The intention is to implement the Amendments in such a manner that no significant unjustified advantage or injustice occurs to the Participant as a result of them.

(2)

In countries where there is mandatory legislation affecting the Terms or the operation of the Plan, potential country-specific regulation appendices and/or mandatory legislation may be applied to the Terms.

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15 TERMINATION OF PLAN

The Board is, at any time, entitled to terminate the Plan with an immediate effect. In the event of such a decision, the Board may resolve whether a proportion of the Maximum Reward that the Board considers equitable for the ongoing Performance Period will be delivered to the Participants either in the form of Shares or in cash.

16 CONFIDENTIALITY

The Terms are confidential unless, and to the extent not, published by the Company.

17 GOVERNING LAW, SETTLEMENT OF DISPUTES AND DETERMINING LANGUAGE

(1)	The Terms are governed by Finnish law, excluding its norms regarding conflict of laws.

(2)

Any dispute, controversy or claim arising out of or relating to this Plan, or the breach, termination or validity thereof, will be finally settled by arbitration, in accordance with the Arbitration Rules of the Finland Chamber of Commerce. The number of arbitrators will be one. The seat of arbitration will be Helsinki, Finland, and the language of the arbitration will be Finnish or English.

(3)	The Terms have been prepared in English. In case of any discrepancy between any potential translations and the English version, the English language will prevail.

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